CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
(Prepared by Management)

	July 31, 2006	January 31, 2006
ASSETS

Current
Cash and cash equivalents	$3,974,850	$663,071
Advances receivable (note 7(b))	71,854	62,358
Interest receivable	12,585	-
Prepaid expenses	81,417	69,856

	4,140,706	795,285

Investment securities	147,408	147,408
Loan receivable (note 7(f))	83,000	83,000
Equipment	3,272	3,634
Mineral properties (note 5)	10,632,985	10,095,609
Reclamation deposit	263,182	260,976

	$15,270,553	$11,385,912

LIABILITIES

Current
Accounts payable and accrued liabilities (note 7(d))	$390,902	$696,810
Advances payable (note 7(c))	46,037	61,956

	436,939	758,766

Site restoration obligation	16,000	16,000

Future income tax liability	1,448,662	1,448,662

Non-controlling interest	10,317	10,320

SHAREHOLDERS' EQUITY

Subscriptions received in advance	-	60,000
Share capital (note 6)	36,413,491	31,560,337
Contributed surplus	1,428,173	1,428,173
Deficit	(24,483,029)	(23,896,346)

	13,358,635	9,152,164

	$15,270,553	$11,385,912

NOTE 1 - NATURE OF OPERATIONS

Approved by the Directors:

“Louis Wolfin”	Director	“Gary Robertson”	Director

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)

	Three Months ended July 31,		Six Months ended July 31,
	2006	2005	2006	2005
Revenue
Interest income	$43,930	$2,461	$70,968	$5,897

Expenses
Amortization	181	159	362	443
Consulting fees	57,500	10,020	92,300	20,020
Directors fees	-	-	50,000	-
Investor relations and shareholder information	53,669	23,089	69,072	39,426
Legal and accounting	188,356	14,922	225,468	51,612
Listing and filing fees	2,440	4,381	31,411	7,581
Management fees	32,800	22,500	60,475	45,000
Office and miscellaneous	18,458	17,137	40,227	34,921
Salaries and benefits	18,071	25,614	37,203	49,735
Stock-based compensation	-	-	-	36,400
Transfer agent fees	6,844	3,136	10,544	4,890
Travel	27,325	17,498	38,643	39,415

	405,644	138,456	655,705	329,443

Operating loss	(361,714)	(135,995)	(584,737)	(323,546)

Other items
Recovery of bad debt	3,464	-	3,464	-
Foreign exchange gain (loss)	(4,897)	(13,822)	(5,413)	(6,740)

Loss for the period before non-controlling interest	$(363,147)	$(149,817)	$(586,686)	$(330,286)

Non-controlling interest gain	-	-	3	-

Loss for the period	(363,147)	(149,817)	(586,683)	(330,286)

Deficit, beginning of period	(24,119,882)	(20,691,341)	(23,896,346)	(20,510,872)

Deficit, end of period	$(24,483,029)	$(20,841,158)	$(24,483,029)	$(20,841,158)

Loss per share	$(0.05)	$(0.03)	$(0.09)	$(0.07)

Weighted average number of common shares outstanding	6,719,932	4,651,155	6,425,173	4,650,030

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Cash Flows
(Unaudited - Prepared by Management)

	Three Months Ended July 31,		Six Months Ended July 31,
	2006	2005	2006	2005
Cash flows from (used in) operating activities

Loss for the year	$(363,147)	$(149,817)	$(586,683)	$(330,286)
Adjustments for items not involving cash:
- amortization	181	159	362	443
- stock based compensation	-	-	-	36,400
- non-controlling interest	-	-	(3)	-

	(362,966)	(149,658)	(586,324)	(293,443)

Change in non-cash working capital:
- increase (decrease) in advances receivable	(19,172)	(7,779)	(9,496)	4,378
- increase (decrease) prepaid expenses	(3,370)	(18,457)	(11,561)	(15,090)
- (increase) decrease in share subscription receivable	-	11,000	-	11,945
- increase (decrease) in accounts payable and accrued liabilities	17,289	59,673	(305,908)	51,220
- decrease (increase) in advances payable	(34,692)	(363)	(15,919)	(6,305)
- increase (decrease) in subscriptions received in advance	-	-	(60,000)	-

	(402,911)	(105,584)	(989,208)	(247,295)

Cash flows from (used in) investing activities
Mineral properties acquisition and exploration expenditures incurred	(413,977)	(206,753)	(537,376)	(285,811)
Interest receivable	(12,585)	-	(12,585)	-
Loan receivable	-	-	-	(33,000)
Decrease (increase) in reclamation deposit amounts	(2,206)	12,702	(2,206)	5,315

	(428,768)	(194,051)	(552,167)	(313,496)

Cash flows from financing activities
Issuance of shares for cash, net	192,749	900	4,853,154	900

Net increase (decrease) in cash and cash equivalents	(638,930)	(298,735)	3,311,779	(559,891)

Cash and cash equivalents, beginning of period	4,613,780	1,210,990	663,071	1,472,146

Cash and cash equivalents, end of period	$3,974,850	$912,255	$3,974,850	$912,255

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

1.    Nature of Operations

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. Management’s plan in this regard is to raise equity financing as required.

2.    Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2006. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the six month period ended July 31, 2006 is not necessarily indicative of the results that can be expected for the year ended January 31, 2007.

3.    Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

4.    Comparative Figures

Certain of the comparative figures for 2005 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

5.    Mineral Properties

The following is a summary of mineral property expenditures for the six months ended July 31, 2006:

Balance, beginning of period		$10,095,609

Robertson Property
Assays	$48,950
Consulting	172,140
Drilling	240,671
Field supplies and other	4,999
Lease payments	53,300
Reclamation	9,376
Water analysis	481
Total expenditures for Robertson Property		537,376

Balance, end of period		$10,632,985

6.    Share Capital

(a)    Authorized Unlimited common shares without par value

(b)	Issued

	2006		2005
	Shares	Amount	Shares	Amount
Balance, January 31,	5,106,266	$31,560,337	4,648,905	$30,754,678

Private placements	1,500,000	4,500,000	-	-
Exercise of warrants	58,212	160,064	-	-
Exercise of stock options	14,500	28,350	-	-
Warrants returned to treasury	(2,000)	(11,000)	-	-
Share issuance costs	-	(17,009)	-	-

Balance, April 30,	6,676,978	$36,220,742	4,648,905	$30,754,678

Exercise of warrants	67,232	173,624	-	-
Exercise of stock options	11,250	19,125	7,000	11,900
Cancelled shares	-	-	(2,500)	(11,000)

Balance, July 31,	6,755,460	$36,413,491	4,653,405	$30,755,578

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

6.    Share Capital (continued)

(c)	Share Purchase Warrants

A summary of share purchase warrants transactions for the year to date is as follows:

Number of Underlying Shares
Balance, January 31, 2006	1,115,698
Granted	-
Exercised	(58,212)
Returned to treasury	2,000
Expired	(252,720)

Balance, April 30, 2006	806,766
Granted	-
Exercised	(67,232)

Balance, July 31, 2006	739,534

As at July 31, 2006, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date
333,900	$3.10	October 12, 2006
192,500	$3.60	November 17, 2006
100,000	$3.90	December 19, 2006
113,134	$2.00	September 15, 2007

739,534

(d)	Stock Options

During the six months ended July 31, 2006, there were no stock options granted by the Company.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

6.    Share Capital (continued)

(d)    Stock Options (continued)

A summary of the stock options granted and exercised at the period ended July 31, 2006 is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, January 31, 2006	697,900	$2.67
Exercised	(14,500)	$1.96

Balance, April 30, 2006	683,400	$2.68
Exercised	(11,250)	$1.70

Balance, July 31, 2006	672,150	$2.70

A summary of stock options outstanding and exercisable at the period ended July 31, 2006 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price
$1.70	309,150	3.37	$1.70
$3.55	363,000	4.37	$3.55

7.  Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the six months ended July 31, 2006, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$58,281 (2005 - $92,006) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$45,000 (2005 - $45,000) to a private company controlled by a Director for management fees;

iii)	$15,000 (2005 - $15,000) in consulting fees to a private company owned by a Director; and

iv)	$50,000 (2005 - $nil) in directors fees to directors of the Company.

1

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

7.    Related Party Transactions (continued)

b)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 (2005 - $28,003) due from a joint venture with common management and common directors; $1,414 (2005 - $nil) due from a company controlled by a Director and $13,124 (2005 - $31,427) due from a public company with common management and common directors.

c)
Advances payable include $17,000 (2005 - $19,333) due to Directors in regards to past directors’ fees; $22,676 (2005 - $32,540) due to the private company that provides administrative services as disclosed in note 7(a)(i) above; $5,325 (2005 - $nil) to an officer of the Company in regards to management fees and $1,036 (2005 - $nil) due to a private company controlled by a Director of the Company for expense reimbursements.

d)
Of the $525,000 included in accounts payable and accrued liabilities as at January 31, 2006 and payable to a director of the Company, $300,000 has been paid to the director in the six month period ending July 31, 2006. The balance still owing and included in accounts payable and accrued liabilities as of July 31, 2006 is $225,000.

e)
The loan receivable of $83,000 (2005 - $83,000) is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

8.    Commitments

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

9.    Subsequent Events

The Company entered into a 3 month Investor Relations Agreement on August 30, 2006 with Agoracom Investor Relations Corp. (“Agoracom”), to provide online marketing services. In consideration for the services rendered, the Company has agreed to pay Agoracom fees totaling $9,000 and grant Agoracom the option to purchase 20,000 common shares at a price of $3.92 per share.

Subsequent to July 31, 2006 the Company renewed a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.

Subsequent to July 31, 2006 the Company granted incentive stock options for the purchase of up to 280,000 shares at a price of $3.92 per share exercisable on or before September 5, 2011 to directors, officers, employees and consultants of the Company.

Subsequent to July 31, 2006 the Company has had 1,000 share purchase warrants exercised for total proceeds of $3,100.